                                  Commission File No. 1-13944


                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of July, 1998


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Set forth herein are (1) a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on July 14, 1998 relating to a cash distribution in the amount of $0.32 to be made on or about August 12, 1998, to shareholders of record as of July 27, 1998, and (2) a copy of the Company's quarterly report for the quarter ended June 30, 1998, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operation.

ADDITIONAL INFORMATION

    The British Petroleum Company p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities
Exchange Act of 1934, as amended.

July 14, 1998

NORDIC AMERICAN TANKER SHIPPING LTD (NAT) - ANNOUNCES QUARTERLY
DIVIDEND OF USD 0.32

Summary

    NAT has declared a dividend of USD 0.32 for the third quarter of 1998.

    NAT's policy is to pay dividends every quarter. Assuming receipt by NAT of charterhire from BP Shipping at the minimum rate and no other expenses or reserves by NAT that are withheld from any distribution, NAT will be able to distribute to its shareholders a minimum of USD 1.20 per annum as long as the ships are on charter to BP Shipping. Whether the dividends may exceed USD 1.20 per annum depends upon the spot charter market for modern suezmax tankers. Including the declared dividend for the third quarter of 1998, NAT expects to distribute at least USD
1.43 to its shareholders for 1998.

    The dividend of USD 0.32 will be paid about August 12 to shareholders of record as of July 27, 1998.

    NAT paid a dividend of USD 0.40 the first quarter of 1998 and USD 0.41 in the second quarter of 1998.

    The three NAT vessels are on bareboat hell or high water charter to BP Shipping for a minimum of 7 years. Under the charter, NAT receives charter hire based on a formula derived from the spot market for suezmax tankers on certain specific routes. The minimum rate is USD 13,500/day/vessel, or USD 22,000/day/vessel (timecharter equivalent) after taking into account agreed operating expenses of USD 8,500/day.

    For the second quarter of 1998, BP will not pay any additional hire above the base rate as the average spot market for the second quarter has not exceeded this level.

Background

    The company's three double hull tankers were delivered from the yard in Korea in 1997 and commenced their charter to BP Shipping on October 1, 1997. The decision to pay dividend for the fourth time since October 1997 is resulting from the company receiving the minimum hire for the third quarter of 1998.

    The additional hire for the tankers in each 3 months period is calculated based upon market conditions for tankers of similar size and age on certain routes, based upon an agreed formula. The minimum hire is paid in advance, quarterly, whilst the additional hire is paid in arrears quarterly.

    In October 1998 BP Shipping will pay hire for the fourth quarter of 1998, based upon the minimum rate. Whether there will be any additional hire for the third quarter of 1998, will be dependant upon market conditions for suezmax tankers on the routes which are included in the freight formula.

    The structure of paying the minimum rate in advance every quarter and a possible additional rate in arrears each quarter has been agreed and is expected to be continued through the contract period of minimum 7 years and maximum 14 years.

    The contracts with BP Shipping are guaranteed by its parent company, The British Petroleum Company Plc.

    A portion of the dividend paid by NAT may be deemed a return of capital for U.S. income tax purposes. Relevant tax information is expected to be distributed to US shareholders in February
1999.

    Ugland Nordic Shipping (UNS), an Oslo Stock Exchange listed company holding 15 % of the shares in NAT, is manager for NAT.


               Sandefjord, Norway, July 14th 1998

              MANAGEMENTS DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS AS OF

                          June 30, 1998


Overview

    In September 1995, the Company offered and sold to the public 11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

    On September 30, 1997 all of the outstanding Warrants of the Company were exercised at an exercise price of $10.21 per Warrant. The Company received a total of $119,779,768.73 by issuing a total of 11,731,613 new Common Shares. There is a total of 11,813,850 Common Shares in issue.

    On October 6, 1997 the Company paid to the Charterer for payment to Samsung Heavy Industries, the builder of the Vessels, a total of $119,490,000 for final payment of the three Vessels.

    BP Shipping Ltd has agreed to charter each Vessel for a period of seven years from September 30, 1997. Each Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C equivalent of $22,000 per day), payable quarterly in advance and
(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears commencing in January 1998. The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

    On March 31, 1998 the Company received $3,685,500 in Base Hire from the Charterer for the period from March 1 up to June 30, 1998. In July 1998 the Brokers Panel determined that there was to be no Additional Hire for the period March 1 to June 30, 1998. The total Charter Hire for the period was thus $3,685,500 or $13,500 per day per Vessel (T/C equivalent of $22,000 per day per Vessel). T/C hire in 1st quarter 1998 was $26,632 per day per Vessel.

    On June 30, 1998 the Company received $ 3,726,000 in Base
Hire from the Charterer for the period from July 1 up to September 30, 1998.

Results of Operations

    The Company's revenues from the Charter Hire for the period January 1 to June 30 came from the Base Hire of $7,330,500 ($13,500 per day per Vessel) and the determined Additional Hire for the three months period of January 1 to March 31 1998 of $1,250,640 ($4,632 per day per Vessel). Total Charter Hire for the period from January 1 to June 30 was $8,581,140 (T/C equivalent of $24,303 per day per Vessel.

    Net costs during the Report Period were $3,644,724 of which six months depreciation of the Vessels constitute $3,415,614.

Liquidity and Capital Resources

    Total Assets and Total Shareholders Equity of the Company at
June 30, 1998 was $165,941,324 compared to $168,860,566 at March
31, 1998. Cash held at June 30 1998 was $256,939.

Dividend payment

    Based on the determined Additional Hire of $1,499,380 for the 4th quarter of 1997 and the minimum Base Hire of $3,544,155 for the 1st quarter of 1998, from January 1 to March 31, the Board of Directors declared in January 1998 a Dividend of $4,725,540 or $0.40 per Common Share, paid to Shareholders on February 10, 1998.

    Based on the determined Additional Hire of $1,499,380 from the 1st quarter of 1998 and the minimum Base Hire for the 2nd quarter of 1998, from April 1 to June 30, the Board of Directors declared in April 1998 a Dividend of $4,843,678 or $0.41 per Common Share, to be paid to Shareholders in May 1998.

    Based on the minimum Base Hire for the 3rd quarter of 1998, from July 1 to September 30, the Board of Directors declared in July 1998 a Dividend of $3,780,432 or $0.32 per Common Share, to be paid to Shareholders in August 1998.

    Total paid out Dividend in 1998 per June 30 1998 is so far
$12,168,265.50 or $1.13 per Common Share. Minimum paid out
Dividend in 1998 will thus be $1.43 per Common Share.

                    BALANCE SHEET INFORMATION

                          June 30, 1998

ASSETS

    Cash and cash on deposit                         $    256,939
    Bare-Boat hire receivable                        $          0
    Prepaid insurance                                $     31,836
    Vessels                                          $165,652,549
    _____________________________________________________________

              Total Assets                           $165,941,324

LIABILITIES

    Dividend payable                                 $          0

SHAREHOLDERS EQUITY

    11,813,850 Common Shares, par value              $    118,138
    $0.01 per share, outstanding
    50 million authorized

    Legal reserves                                   $165,823,186
    _____________________________________________________________
              Total liabilities & equity             $165,941,324


          INCOME STATEMENT INFORMATION SIX MONTHS ENDED

                          June 30, 1998

    Revenue                                          $ 8,581,140
    Ship Broker commission                           $   (91,632)
    Management Fee Expense                           $  (125,000)
    Insurance Expense                                $   (64,000)
    Depreciation                                     $(3,415,614)
    Net financial items                              $    51,522
    _____________________________________________________________
    Net profit                                        $ 4,936,416

Contacts:     Herbjorn Hansson/
              Niels Erik FeilbezS
              Ugland Nordic Shipping ASA
              Sandefiord, Norway
              Tel.: (47)-33-42 15 00
              Fax : (47)-33-42 15 45

              Gary J. Wolfe
              Seward & Kissel
              New York, USA
              Tel.: (1)-212-574-1223
              Fax : (1)-212-480-8421

                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  July 15, 1998             By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer


































                                9
01318002.AV0